Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,
	2007	2006
	(000’s)	(000’s)
Earnings:
Loss from continuing operations	$(11,397)	$(5,408)
Additions:
Income taxes (recovery)	(3,780)	(1,176)
Minority interest in income of consolidated subsidiaries	9,710	8,185
Fixed charges, as shown below	9,389	7,480
Distributions received from equity-method investees	—	392
	15,319	14,881
Subtractions:
Equity in income of investees	11	501
Minority interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	11	501
Earnings as adjusted	3,911	8,972
Fixed charges:
Interest on indebtedness, expensed or capitalized	4,832	4,070
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	1,659	824
Interest within rent expense	2,898	2,586
Total fixed charges	$9,389	$7,480
Ratio of earnings to fixed charges	N/A	1.20
Dollar amount deficiency	$5,478	$ N/A